SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Ambow Education Holding Ltd.

(Name of Issuer)

American Depositary Shares (“ADSs”),
each representing two Class A Ordinary Shares, par value $0.0001 per Ordinary Share

(Title of Class of Securities)

02322P101

(CUSIP Number)

August 5, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02322P101	SCHEDULE 13G	Page 2 of 6 Pages

1		Names of Reporting Persons The McGraw-Hill Companies, Inc. I.R.S. Identification No. 13-1026995
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,000,000 ADSs
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,000,000 ADSs
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 ADSs
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented in Amount in Row 9 9.4%
12		Type of Reporting Person (See Instructions) CO

CUSIP No. 02322P101	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

Ambow Education Holding Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices

18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuang Road, Haidian District, Beijing
100088
People’s Republic of China.

Item 2(a).	Name of Person Filing

The McGraw-Hill Companies, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence

1221 Avenue of the Americas
New York, New York  10020

Item 2(c).	Citizenship

New York

Item 2(d).	Title of Class of Securities

American Depositary Shares (“ADSs”), each representing two Class A Ordinary Shares, par value $0.0001 per Ordinary Share

Item 2(e).	CUSIP No.

02322P101

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

CUSIP No. 02322P101	SCHEDULE 13G	Page 4 of 6 Pages

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 1,000,000 ADSs.

(b)	Percent of class: 9.4%.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,000,000 ADSs.

(ii)	shared power to vote or to direct the vote: 0.

(iii)	sole power to dispose or to direct the disposition of: 1,000,000 ADSs.

(iv)	shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 02322P101	SCHEDULE 13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2010

THE MCGRAW-HILL COMPANIES, INC.

By:	/s/ Kenneth M. Vittor
	Name:	Kenneth M. Vittor
	Title:	Executive Vice President and General Counsel